September 11, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Adaiah Distribution

Form 8-K

Filed August 20, 2020

File No. 000-55369

Dear Mr. Crispino:

On behalf of our client Adaiah Distribution, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 11, 2020, regarding the Current Report on Form 8-K submitted to the Commission on August 20, 2020 (the “8-K”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 8-K filed August 20, 2020

1.	It appears that immediately before the transaction with Guangzhou Huaizhong Health Technology Co, Ltd., you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

We note that, as disclosed in the 8-K, Yuantogn Wang acquired the controlling shares in the Company in his individual capacity and Guangzhou Huaizhong Health Technology Co., Ltd was not a party to the transaction. We included disclosure of Mr. Wang’s primary employer and business experience for background purposes only. Accordingly, no amendments to the Company’s financial statements are required as, other than a change in its principal stockholder, officer and director, it’s financial statements and operations remain unchanged.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Yuantong Wang
Yuantong Wang, Chief Executive Officer
Adaiah Distribution, Inc.

cc:	Ellenoff Grossman & Schole LLP